Exhibit 4.10

Prague, 23 February 2005
Ref. No. 9142/2005-610

The Czech Telecommunications Office (hereinafter the "Office") as a competent authority of the state administration hereby issues, pursuant to section 102 (1), section 95 (3) (a) and section 14 (1) (a) onwards of Act No. 151/2000 regulating telecommunications and amending other acts, and based on the application of 2 February 2005 and tender announced on 11 February 2005 the following Decision on granting

TELECOMMUNICATION LICENCE

to establish and operate public mobile telecommunication network under the UMTS standard

to the company                                 Oskar Mobil a.s.

with the registered office at             Prague 10, Vinohradská 167,

business identification number      25 78 80 01

(hereinafter referred to as the "Telecommunication Licence Holder")

within the following extent and under the following conditions:

A. TYPE AND SCOPE OF PUBLIC TELECOMMUNICATION NETWORK

  The Telecommunication Licence Holder is entitled to establish and operate public mobile telecommunication network under the UMTS standard (hereinafter the "Telecommunication Network") through which mobile telecommunication services will be provided on the whole territory of the Czech Republic.

  The telecommunication network under clause 1 consists of base stations of the Telecommunication Network in the frequency band 2.1 GHz, fixed connections operated by the Telecommunication Licence Holder in the frequency band 28 GHz or in other bands determined for this purpose, or established by means of metallic or optical lines or lines leased from authorised operators and other telecommunication equipment necessary for the Telecommunication Network operation. The licence holder will be entitled to use the frequencies allocated hereunder also for a network under another standard if this will be in accordance with valid international recommendations.

  The telecommunication network is interconnected with telecommunication networks of other operators in technically feasible places of the Telecommunication Network agreed upon with the authorized operators of the telecommunication networks.

  The Telecommunication Licence Holder is entitled to conclude agreements with foreign entities to interconnect the Telecommunication Network operated by the Telecommunication Licence Holder with the telecommunication networks of other authorized operators to provide international telecommunication services from other countries to the Czech Republic and from the Czech Republic to other countries.

B. FREQUENCY BANDS ALLOCATED TO TELECOMMUNICATION NETWORK

  The following frequency bands have been allocated to the Telecommunication Licence Holder for the Telecommunication Network under clause 1: a) in 2.1 GHz band: 2130,1 - 2149,9 MHz - base station transmitter - FDD, 1940,1 - 1959,9 MHz - base station receiver - FDD, 1905,1 - 1910,1 MHz - base station transmitter and receiver - TDD, b) in 28 GHz band: 28220,5 - 28276,5 / 29228,5 - 29284,5 MHz. Protection sections of 28 MHz width, which divide the allocated spectrum from the spectrum allocated to other licence holders, can be used for fixed infrastructure of the telecommunication network only after an agreement between the operators concerned and the Office.

  Conditions of using the allocated frequencies by BTSs, including principles of their national and international coordination are specified in the permits to operate transmission radio equipment issued by the Office based on an application pursuant to section 57 of the Telecommunications Act. Conditions of using the allocated frequencies by mobile stations are specified in respective general licence.

  The Telecommunication Licence Holder is entitled to make decisions, at its discretion, on using the frequencies by BTSs within the scope of allocated frequency bands laid down in clause 5 above. The Telecommunication Licence Holder is obliged to co-ordinate the using of the allocated frequencies with other UMTS telecommunication network operators whose frequencies are adjacent to the frequencies allocated to the Telecommunication Licence Holder, or with other operators if the coordination is necessary. The Office shall provide the Telecommunication Licence Holder at his request with the data necessary for the co-ordination of the allocated frequencies.

  At the Licence Holder's request, the Office shall carry out international coordination and national co-ordination of the frequencies being used according to international and national agreements in effect. Without a written confirmation by the Office on positive settlement of the international and national coordination, no base station can be put into operation. Pursuant to international and national agreements the Office may delegate the Telecommunication Licence Holder to carry out the co-ordination. Conditions of the co-ordination will be determined in the permits to operate transmission radio equipment under clause 6.

  After a prior consent given by the Office, the Telecommunication Licence Holder is entitled to exchange, from case to case, the allocated UMTS frequencies with frequencies allocated to another UMTS telecommunication network operators provided that such an exchange is necessary due to compatibility with networks of other UMTS telecommunication networks operators, is limited to particular places, is justified with technical requirements and is not misused for restriction of competition when providing the telecommunication services. Both operators interested in the exchange of the frequencies shall submit an application to the Office.

  Two times in a year, always at 31 January and at 31 July of each year, the Telecommunication Licence Holder is obliged to submit the Office a summary of all base stations operated at the end of the previous half-year and technical parameters of these base stations.

  In co-operation with operators of other UMTS telecommunication networks the Telecommunication Licence Holder shall also solve cases of mutual interference between telecommunication networks operated by these operators. Should the UMTS telecommunication network operators not agree on the method of the interference elimination, the dispute shall be settled by the Office.

C. OTHER RIGHTS AND DUTIES

  The Telecommunication Licence Holder, as a provider of the public telecommunication network under clause 1 hereof, is entitled to be awarded the Recognized Operating Agency statute pursuant to section 1008 of the Constitution of the International Telecommunication Union.

  Pursuant to section 25 (1) (i) of the Act and in accordance with the obligations accepted as conditions of the tender, the Telecommunication Licence Holder is obliged to pay the licence fee in the amount of CZK 2,000,000,000 (in words Czech crowns two billion) in the manner determined within the tender.

D. TELECOMMUNICATION NETWORK OPERATION COMMENCEMENT

  The Telecommunication Licence Holder shall be obliged to put the telecommunication network into operation within the scope that will enable provision of services on at least 90 per cent of the Prague territory no later than on 1 January 2008.

E. TELECOMMUNICATION LICENCE VALIDITY

  The Telecommunication Licence is granted for the period of 20 years following the date when the Decision on the Telecommunication Licence granting comes into force.

SUBSTANTIATION

Within the determined deadline Oskar Mobil a.s. submitted the application for granting the telecommunication licence to establish and operate public telecommunication network under UMTS standard and a bid to the tender announced on 13 January 2005. The submitted application contained all requested data and all necessary documents were attached thereto. The company has been found solvent and has met other determined conditions.

The bid of Oskar Mobil a.s. met all conditions of the tender for granting the telecommunication licence to establish and operate public mobile telecommunication networks specified in the tender announced on 13 January 2005 and the Assignment Documentation of the first level tender which was taken over by Oskar Mobil on 17 January 2005.

Based on the above data it can be stated that Oskar Mobil a.s. has met all preconditions of the licence granting. By granting the licence to establish and operate the public telecommunication network under UMTS standard, the application of the company has been satisfied in full extent.

INSTRUCTION

An appeal against this Decision may be lodged to the Chairman of the Czech Telecommunications Office within 15 days after the delivery hereof. The appeal shall be submitted in two counterparts through the body which issued the Decision, i.e. the Czech Telecommunications Office, Division of Regulation of Telecommunication Networks and Services, with the registered office at Sokolovská 219, Prague 9, Post Box 02, 225 02 Prague 025.

Ing. Marek Ebert
Division Director
Regulation of Telecommunication
Networks and Services

I have taken over the Licence on behalf of Oskar Mobil a.s. and waive the right to appeal.
In Prague on 23 February 2005

Václav Mach
birth number 670102/0689
signed ill.

This Decision cane into legal force on 23 February 21005
Czech Telecommunications Office
Division of Regulation of Telecommunication Networks and Services
On 23 February 2005

AGREEMENT

on granting a telecommunication licence to establish and operate a public mobile telecommunication network under UMTS standard and payment of the licence fee for the telecommunication licence

Czech Republic - Czech Telecommunications Office
with the registered office at Sokolovská 219, Prague 9
represented by Ing. David Stádník, Chairman
(hereinafter referred to as the "CTO")

and

Oskar Mobil a.s.
Vinohradská 167
Prague 10
represented by Václav Mach, Director for External Affairs
ICO: 25788001
(hereinafter referred to as the "Operator")

WHEREAS

(A) The Operator participated in the 1st level tender (hereinafter referred to as the "Tender") for granting the telecommunication licence to establish and operate a public mobile telecommunication network under UMTS standard (hereinafter referred to as the "UMTS Licence") announced by the CTO on 13 January 2005 under Act No. 151/2000, Telecommunications Act as amended (hereinafter referred to as the "Telecommunications Act"), and

(B) The CTO decided, based on the Tender results, to grant the UMTS Licence to the Operator;

THE FOLLOWING AGREEMENT HAS BEEN ENTERED INTO

1. UMTS LICENCE GRANTING

The CTO undertakes to grant the Operator the UMTS Licence the conditions of which are set forth in Annex No. 1 hereto. The CTO's commitment to grant the UMTS Licence is conditioned by concluding this Agreement by the Operator.

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2.  PAYMENT COMMITMENTS

2.1 With regard to the fact that conditions of the Tender for the UMTS Licence granting included also the licence fee settlement, the Operator undertakes to pay the CTO the licence fee in the amount of CZK 2,000,000,000 (in words Czech crowns two billion) in the manner as described in Annex No. 2.

2.2 If the commitment to pay the first instalment of the licence fee is not fulfilled within 31 December 2005, the CTO is entitled to decide on the UMTS Licence withdrawal. At the same time, the Operator's commitment to pay the licence fee shall cease to exist. In such a case the Operator will pay the Office the fine of CZK 500,000,000 (in words Czech crowns five hundred million) for the breach of the commitment to pay the licence fee in time hereunder.

2.3 In the event of a delay in payment of the second instalment and any other of the following instalments of the licence fee under Annex No. 2, the Operator shall pay the CTO late charges in the amount of 0.1% of the due amount for each day of delay. However, the period of the delay may last 30 days as maximum and shall start to run on the first day following the maturity day of the due instalment. If such due instalment of the licence fee, including the late charges, is not paid to the CTO on the last day of the said period at the latest, the CTO is entitled to decide on the UMTS Licence withdrawal.

2.4 To exclude any doubts, the Operator's commitment under the previous paragraph exists in addition to his statutory duty to pay the administration fee of CZK 100,000 (in words Czech crowns one hundred thousand) (article 111, part VIII of Act No. 634/2004 Coll, Administration Fee Act) prior to the telecommunication licence granting.

2.5 The hereinabove obligations shall be fulfilled on the day when the funds are credited to the CTO account.

3. NOTICES

Any notice hereunder shall be delivered by either Party to the other Party hand-to-hand delivery or as registered mail to the address specified below or to the address in the Czech Republic which the respective Party notifies in writing to the other Party. Each Party is obliged to notify a change of the delivery address to the other Party without undue delay.

CTO
Name:	Český telekomunikační úřad
Registered office:	Sokolovská 219
Prague 9
Mailing address:	Post box 02,
225 02 Prague 025
Czech Republic

Operator

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Name:	Oskar Mobil a.s.
Registered office:	Vinohradská 167, Prague 10
Mailing address:	Vinohradská 167,
100 00 Prague 10
Czech Republic

4. COMMERCIAL CODE

This Agreement has been concluded under Act No. 513/1991 Coll., Commercial Code, as amended.

5. JOINT AND FINAL PROVISIONS

5.1 To exclude any doubts, it is confirmed that if the UMTS Licence is withdrawn from the Operator after the Licence is issued by the CTO under the Telecommunications Act (for example, due to a breach of duties under the Telecommunications Act, due to a default in payment of the licence fee or at request of the Operator), it shall not affect the right of the CTO to be paid the licence fee including those parts of the licence fee that have not been paid by the Operator at the time of the UMTS Licence withdrawal.

5.2 Each Party shall consider confidential and shall not release, directly or indirectly, any information relating to this Agreement, the Tender or the application for the UMTS Licence granting, the UMTS Licence granting or conditions or other matters concerning the UMTS licence without a prior written consent of the other Party. This limitation does not cover any part of the information which will become publicly known in any other manner or in any other form not caused by any Party or its employees, agents or representatives and shall not cover the obligations of the CTO stipulated by legal regulations.

5.3 This Agreement constitutes an entire agreement of the Parties on the subject matter hereof and shall replace any prior proposal, negotiation and agreement relating to the subject matter hereof.

5.4 This Agreement may be changed or amended only based on a written agreement of both Parties.

5.5 The Operator is not entitled to assign the rights hereunder to any third party.

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5.6 This Agreement has been made in 2 counterparts in the Czech language of which each Party shall receive one.

CTO

By:	Signed ill

Name:	Ing. David Stádník

Title:	Chairman of the Czech Telecommunications Office

Date:	23 February 2005

Operator

By:	Signed ill.

Name:	Ing. Václav Mach

Title:	Director for External Affairs

Date:	23 February 2005

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ANNEX NO. 1

UMTS LICENCE CONDITIONS

1. TECHNICAL CONDITIONS OF THE LICENCE

1.1 The Operator will be granted the telecommunication licence to establish and operate the public mobile telecommunication network under UMTS standard:

a) for provision of the UMTS services, sections of spectrum of wide 2 x 19,8 MHz with protection sections between allocations to UMTS operators of wide 200 kHz in bands 2130,1 - 2149,9 / 1940,1 - 1959,9 MHz and a section of spectrum of wide 5 MHz in band 1905,1 - 1910,1 MHz,

b) for fixed infrastructure of UMTS network, sections of spectrum of wide 2 x 56 MHz with protection sections between allocations to UMTS operators of wide 28 MHz in bands 28,2205 - 28,2765 / 29,2285 - 29,2845 GHz. Protection sections between allocations to UMTS operators can be used for fixed infrastructure of UMTS network only after an agreement between the UMTS operators involved.

1.2 The Operator will be entitled to use the frequencies allocated within the UMTS licence also for the network and services in another internationally accepted standard for sections of the spectrum under article 1.1 letter a) above.

2. OTHER CONDITIONS OF THE LICENCE

2.1 The Operator shall be obliged to launch commercial provision of services to the public no later than on 1 January 2008 in the capital city of Prague, at least on 90 per cent of the city territory. The provision of the services to the public shall be deemed to be the provision thereof within such a scope of the functionality that will enable practical use of the UMTS services by the public.

2.2 Under a contract with other operators, the Operator may enable customers of such other operators to use the Operator's network (intrastate roaming).

2.3 Under a contract with other operators, the Operator may enable those operators to use its infrastructure (capacity sharing).

3. LICENCE TERM

The UMTS Licence will be issued for the period of 20 years from the Licence issue date.

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4. LICENCE FEE

4.1 The Operator is obliged to pay the licence fee in the amount set forth in article 2.1 hereof.

4.2 The duty to pay the licence fee is a condition of the Tender and exists in addition to the statutory duty of the Operator to pay the administration fee in the amount of CZK 100,000 (in words Czech Crowns one hundred thousand) for the telecommunication licence issue.

4.3 The Czech Telecommunications Office may withdraw the licence if any instalment of the licence fee is not paid.

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